Exhibit 99.1

July 12, 2018

Notice regarding Effectiveness of Voluntary Delisting of American Depositary Receipts (“ADRs”) from the New York Stock Exchange (“NYSE”)

Viña Concha y Toro S.A. (“Viña Concha y Toro” or the “Company”) today announced that the voluntary delisting of its ADRs from the NYSE became effective prior to the opening of trading on July 12, 2018 (Eastern Time in the U.S.) as scheduled, following the filing of its application on Form 25 with the U.S. Securities and Exchange Commission on July 2, 2018 to delist from the NYSE. Please see below for details.

1.	Effective Date of Delisting of ADRs from the NYSE

July 12, 2018

2.	Stock Exchanges on which Viña Concha y Toro will maintain its listings

Viña Concha y Toro will maintain its listings on the Santiago Stock Exchange, the Chilean Electronic Stock Exchange and the Valparaíso Stock Exchange. The Company has not otherwise arranged for the listing of the ADRs, American Depositary Shares or shares of its common stock on another national securities exchange in the United States or for quotation of such securities in any other quotation medium.

3.	Future Plans

As previously reported, Viña Concha y Toro has also directed The Bank of New York Mellon, as depositary (“BNYM”), to terminate Viña Concha y Toro’s ADR facility. The effective date of the termination of the ADR facility is expected to be on or around September 28, 2018. Prior to such termination, ADR holders are entitled to surrender their ADRs to BNYM for cancellation, and upon payment of the applicable fees, taxes and charges as provided in the deposit agreement, receive the underlying shares of common stock of Viña Concha y Toro. Following termination of the deposit agreement, BNYM will discontinue registration of transfers of the ADRs and suspend the distribution of dividends to ADR holders. Holders of ADRs should contact BNYM or, to the extent holding ADRs through a bank, broker or other nominee, should contact such bank, broker or nominee with any questions regarding the ADRs.

The Company’s reporting obligations under applicable U.S. securities laws will continue after the delisting and the termination of the ADR facility. Following satisfaction of the relevant deregistration conditions under the applicable U.S. securities laws, Viña Concha y Toro intends to terminate its reporting obligations under the applicable U.S. securities laws and deregister all classes of its registered securities. The Company intends to release further information on such deregistration and termination of reporting obligations at a later date.

Viña Concha y Toro reserves the right, for any reason, to delay these filings, to withdraw them prior to effectiveness, and to otherwise change its plans in respect of delisting, termination of the ADR facility and deregistration and termination of reporting obligations in any way.

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For further inquiries, please contact:

Enrique Ortúzar General Counsel Tel +562 2476 5141 eortuzar@conchaytoro.cl	Claudia Cavada Sossa Head of Investor Relations Tel +562 2476 5768 claudia.cavada@conchaytoro.cl

About Viña Concha y Toro S.A.

Viña Concha y Toro S.A. is a global leading winery, headquartered in Santiago de Chile. With sales in 140 countries and a multi-origin portfolio from operations located in Chile, the United States, and Argentina, Viña Concha y Toro is the main producer and exporter of Chilean wine.